Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

The Philippine Star published on April 17, 2024

DoubleDragon bolstering asset portfolio

MANILA, Philippines — DoubleDragon Corp., the property developer chaired by Edgar “Injap” Sia II and Tony Tan Caktiong, is bolstering its asset portfolio this year as the company looks to sustain its momentum after profit grew by nearly a quarter last year.

DoubleDragon reported a net income expansion of 23.25 percent to P15.93 billion in 2023 as revenues hit P24.74 billion.

The company ended 2023 with total assets of P181.24 billion, 15.59 percent higher year-on-year.

This will be strengthened further this year with the completion of seven more buildings.

“Prior to listing, DoubleDragon had not yet completed – not even a single square meter of recurring revenue asset – and its total assets at that time were less than P2 billion,” DoubleDragon chairman Edgar “Injap” Sia II said.

“Fast forward to today, DoubleDragon has grown its total assets to P181 billion and is set to further strengthen with the upcoming completion of seven more buildings to add to DoubleDragon’s portfolio this year 2024,” he said.

Sia said the company has completed to date 1.3 million square meters of recurring revenue gross floor area from a string of provincial community malls, warehouse complexes, office buildings and hotels.

He said all of these are expected to become mature assets generating optimum levels of revenues and income to DoubleDragon by 2025.

Sia said the company’s balance sheet is likewise expected to further strengthen significantly once the recently announced listing in NASDAQ of subsidiary Hotel101 Global is completed.

Hotel101 Global has recently entered into a binding definitive merger agreement with JVSPAC Acquisition Corp., with the combined entity to list on the US NASDAQ under the ticker symbol “HBNB.”

Hotel101 Global and affiliates will have an equity value of $2.3 billion, or about P130 billion, following completion of the merger transaction.

The business merger is expected to be completed by the third quarter of the year.

“We believe the Hotel101 novel and unique concept and business model that has never been done yet in any other country and is ready for export to other parts of the world,” Sia said.

BusinessWorld published on April 17, 2024

DoubleDragon says net income soars 23.3% to P15.93 billion

SIA and Caktiong-led property developer DoubleDragon Corp. (DD) saw a 23.3% increase in its 2023 net income to P15.93 billion, attributed to higher revenue.

The company’s revenue improved by 75% to P24.74 billion in 2023 from P14.13 billion in 2022, DD said in a regulatory filing on Tuesday.

As of end-December, DD’s total assets increased by 15.6% to P181.24 billion, while total equity rose by 15.9% to P94.57 billion.

DD Chairman Edgar “Injap” J. Sia II said the company’s assets are set to increase with the upcoming completion of seven additional buildings that will be added to its portfolio this year.

He added that the company’s balance sheet will also improve once DD’s hotel unit, Hotel101 Global Pte. Ltd., completes its listing on the Nasdaq Stock Exchange.

 “We believe the Hotel101 novel and unique concept and business model that has never been done yet in any other country, and is ready for export to other parts of the world,” Mr. Sia said.

Hotel101 is set to list on Nasdaq with a valuation of over $2.3 billion (P130 billion) from a merger deal with special purpose acquisition company JVSPAC Acquisition Corp. in the United States.

The listing is expected to be done in the third quarter. Hotel101 will be listed with the ticker “HBNB.”

According to Mr. Sia, DD already completed 1.3 million square meters of recurring revenue from a string of provincial community malls, warehouse complexes, office buildings, and hotels.

“We expect to all become mature assets generating optimum levels of revenues and income to DD by 2025,” Mr. Sia said.

Hotel101 is targeting to have one million rooms across more than 100 countries.

It aims to have presence in 25 countries by 2026. These include Philippines, Japan, Spain, United States, United Kingdom, the United Arab Emirates, India, China, Thailand, Malaysia, Vietnam, Indonesia, Singapore, Cambodia, Bangladesh, Mexico, South Korea, Australia, Canada, Switzerland, Turkey, Italy, Germany, France, and Saudi Arabia.

Hotel101 recently started the development of a 680-room hotel in Madrid, Spain. It is also building a 482-room hotel in Hokkaido, Japan.

The company also previously secured a 3,647-square meter commercial lot in Los Angeles, California, for its first hotel in the US.

DD shares retreated by 3.19% or 26 centavos to P7.90 apiece on Tuesday. — Revin Mikhael D. Ochave

Philippine Daily Inquirer published on April 16, 2024

DoubleDragon earnings up 23% to P15.9B in 2023

MANILA, Philippines — DoubleDragon Corp. of tycoons Edgar “Injap” Sia II and Tony Tan Caktiong booked a 23.25-percent rise in earnings in 2023 to P15.93 billion on its growing asset portfolio.

In a stock exchange filing on Tuesday, DoubleDragon said consolidated revenue also ballooned by 75 percent to P24.74 billion from P14.13 billion in 2022.

Total assets, meanwhile, climbed by 15.59 percent to P181.24 billion.

“The [DoubleDragon] team has continuously poured the necessary hard work, careful planning, and grit to passionately execute its set goals,” Sia said in a statement.

With the listing of its subsidiary, Hotel101 Global Pte. Ltd. on the US Nasdaq, Sia said their balance sheet was expected to further “strengthen significantly.”

The Singapore-based unit of the homegrown condotel chain got its ticket to Nasdaq after merging with JVSPAC Acquisition Corp., unlocking $2.3 billion in valuation for Hotel101 Global.

The deal was also seen to help fund Hotel101’s aggressive expansion plans, as it seeks to have 1 million rooms across more than 100 countries.

Hotel101 recently broke ground for its second international branch in Madrid, Spain, with 680 rooms. The 482-room Hotel101-Niseko in Japan is currently under construction, while the company’s first branch in the United States is set to be developed in Los Angeles, California.

On DoubleDragon’s 10th listing anniversary this year, it aims to complete seven buildings to beef up its portfolio, according to Sia.

To date, the company has 1.3 million square meters of recurring revenue from provincial community malls, warehouse complexes, office buildings, and hotels.

Sia said they expected these to become “mature assets generating optimum levels of revenues and income to DoubleDragon by 2025.”

Additional Information About the Business Combination and Where to Find It

The proposed business combination (the “Transactions”) will be submitted to shareholders of JVSPAC for their consideration and approval. JVSPAC and PubCo intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include a preliminary proxy statement in connection with JVSPAC’s solicitation for proxies for the vote by JVSPAC’s shareholders in connection with the proposed Transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Hotel101 Global’s shareholders in connection with the completion of the proposed Transactions. After the Registration Statement is filed and declared effective, JVSPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions. JVSPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JVSPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Transactions, because these documents will contain important information about JVSPAC, Hotel101 Global and the proposed Transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Transactions and other documents filed with the SEC by JVSPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JVSPAC at G/F Hang Tak Building, 1 Electric Street, Wan Chai, Hong Kong.

Participants in the Solicitation

JVSPAC, DoubleDragon, Hotel101 Global, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from JVSPAC’s shareholders in connection with the proposed Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JVSPAC’s shareholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transactions. You can find more information about JVSPAC’s directors and executive officers in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024 and subsequent filings on Form 3 and Form 10-K, and when available, Form 4 and Form 10-Q. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward Looking Statements

This communication includes “forward-looking statements” which may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated enterprise value of the combined company, Hotel101 Global’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transactions, JVSPAC’s and Hotel101 Global’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of JVSPAC’s and Hotel101 Global’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JVSPAC and Hotel101 Global. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of JVSPAC and Hotel101 Global to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transactions or approval of the shareholders of JVSPAC or Hotel101 Global; failure to realize the anticipated benefits of the proposed Transactions; the combined company’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to Hotel101 Global’s business; risks relating to JVSPAC’s and the combined company’s vulnerability to security breaches; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by JVSPAC’s public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Transactions; the impact of the COVID-19 pandemic on Hotel101 Global’s or the combined company’s business and the global economy; and those factors discussed in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024, under the heading “Risk Factors,” in JVSPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 under the heading “Risk Factors” filed with the SEC on April 1, 2024 and other documents filed, or to be filed, by JVSPAC with the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither JVSPAC nor Hotel101 Global presently knows or that JVSPAC and Hotel101 Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect JVSPAC’s and Hotel101 Global’s expectations, plans or forecasts of future events and views as of the date of this communication. JVSPAC and Hotel101 Global anticipate that subsequent events and developments will cause JVSPAC’s and Hotel101 Global’s assessments to change. However, while JVSPAC and Hotel101 Global may elect to update these forward-looking statements at some point in the future, JVSPAC and Hotel101 Global specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JVSPAC’s and Hotel101 Global’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Transactions. It does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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